Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

These questions and answers contain forward-looking statements, including forecasts of future financial performance and share prices, benefits of the proposed merger, expectations regarding the post-closing integration of the businesses of Symantec and VERITAS, future competitive challenges and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, achievements, development and sales activities, organizational structures or business or product lines to differ materially from those expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger and the integration of the businesses after the closing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; conditions in the financial markets, the general economy and otherwise that could impact the prices of shares of the companies; whether certain market segments grow as anticipated; and the competitive environment in the software industry and competitive responses to the proposed merger and the impact that changes in such environment could have on the companies’ current expectations regarding post-closing integration, development and sales activities and business and product lines.

Actual results and outcomes may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following frequently asked questions were posted to the VERITAS internal website at 6 p.m. PST on December 22, 2004.

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VNET POSTING
QUESTIONS AND ANSWERS
DECEMBER 22, 2004

Q: Is this a merger or an acquisition?

Although technically VERITAS will become a subsidiary of Symantec, similar to the VERITAS/Openvision deal, it is a 60/40 strategic merger of two companies. Symantec is merging with VERITAS to create a new company that better serves the needs of our joint customers who are looking for integrated solutions that address both storage and security requirements. The merged company will be led by a combination of leaders from VERITAS and Symantec. The board will also be integrated with four members of VERITAS’ board of directors joining the Symantec board, for a total of 10 members, following the close of the transaction.

Q: Symantec is currently Windows-focused – is our UNIX and Linux business important to them?

I want to reassure you that the plan is to continue with our heterogeneous strategy. A heterogeneous environment is a fact of life in today’s enterprises. Our goal is to leverage the strength VERITAS brings across a broad set of operating systems throughout the combined product set, particularly UNIX and Linux.

By now, many of you have heard John Thompson, Symantec’s Chairman and CEO, comment on the importance of our cross-platform product coverage. The combination will create a diversified portfolio of technology addressing several critical areas important to CIOs (security and availability of information, system availability, application performance management, etc.) running across multiple platforms (Windows, UNIX, Linux). Our heterogeneous strategy supporting multiple operating system platforms will continue. Symantec understands – just as we do – that to become an infrastructure standard for the Global 2000, you must support all the major operating systems in a meaningful, full-featured way. So if anything, you should expect our commitment to cross-platform support to grow.

Q: Is Symantec considering spinning off VERITAS’ UNIX product?

Clearly, this rumor is not true. Our UNIX portfolio is right at the heart of several of the most strategic reasons for this deal. Symantec is keen on growing their enterprise business, growing their non-security business, and growing their non-Windows business. Today, VERITAS’ UNIX products account for a large percentage of our total revenues. It is difficult to imagine that Symantec would enter into a $13.5 billion merger with another company and then divest a significant and important revenue stream.

Q: Why merge with a security company?

One of the reasons we chose to merge with Symantec is because we are seeing a series of significant trends in the market around customer demand to reduce the complexity and cost of managing their IT infrastructure. In addition, we are seeing the convergence between customers’ need to secure their information as well as their need to make it available. Both VERITAS and Symantec have been moving down complementary paths to address these needs and decided that joining forces makes tremendous sense.

There is a huge potential for product integration between the two companies. As we move through the integration process, we will identify areas where combinations of the products and technologies from both companies can provide uniquely valuable customer solutions.

In addition to product integration, I strongly believe that the combination of two software industry leaders will be a tremendous catalyst for innovation. There are so many opportunities and possibilities that we can explore together after the merger is completed. An example of how the convergence of security and storage management will open up new and exciting opportunities for our combined company is the emerging trend of security for “data at rest.” Today, the focus of security is mainly on transitory data, yet some of the most sensitive data and biggest security risks persist around “data at rest.”

Q: Will we continue executing on our Utility Computing strategy?

The underlying principles of our Utility Computing strategy are in close alignment with Symantec’s strategy to deliver Information Integrity to the enterprise. Fundamentally, VERITAS’ Utility Computing strategy is about making applications and data available through shared infrastructure at the lowest cost. Symantec’s Information Integrity strategy encompasses both information availability and information security. So our strategies are closely aligned.

Given the size and importance of this merger, there is still a lot of integration work ahead of us. One of the important areas will be sorting out the messaging for the combined company. The principles and concepts of our Utility Computing strategy will continue and will encompass Symantec’s product strategy. Ultimately, the marketing groups from each organization will need to cooperatively decide the best messaging for our strategy after the merger is completed.

Q: Will a merger of this size stop new technology development?

As expected, several rumors such as this have appeared since we announced the proposed merger. Once we complete the transaction, our goal is to make the transition as smooth as possible to minimize any disruption to product development. Software innovation is at the heart of both companies and our ability to innovate and deliver new technology will continue to be one of our key competitive advantages.

Q: Will VERITAS move to an “indirect” sales model that will reduce the quality of service and support to our customers?

This is another false rumor that has surfaced. Both VERITAS and Symantec have direct and indirect sales teams today, covering multiple markets. As we come together, we will continue to have channel sales teams and field sales teams facing our customers. We expect to continue to grow our combined organization and by integrating our enterprise sales forces after the closing of the merger, we will be better positioned to directly service a larger number of key accounts.

As such, we plan to retain the talent from both sales organizations to deliver on the revenue enhancement opportunities from this proposed merger. In several ways, we have similar organization models and selling processes, and share a common commitment to driving customer satisfaction.

Q: How did Symantec and VERITAS arrive at the exchange ratio?

Keep in mind that this is not a company sale, like you typically see with start-ups or when large companies acquire smaller players. VERITAS and Symantec have agreed to merge into a new company in a strategic combination that we both believe has exciting future growth prospects. As you know, VERITAS shareholders will hold approximately 40% of the combined company, and Symantec shareholders will hold approximately 60%. In effect, the VERITAS view is that owning 40% of the combined company is strategically more attractive than owning 100% of a standalone VERITAS; the Symantec view is that owning 60% of the combined company is strategically more attractive than owning 100% of a standalone Symantec.

VERITAS and Symantec agreed that a fixed “exchange ratio” would be used in the merger (1.1242 Symantec shares for each VERITAS share). The general effect of this type of approach is that VERITAS and Symantec shareholders will generally gain or lose together as the share prices of the two companies move between signing and closing.

For those of you budding stock analysts, one thing you might have noticed is that VERITAS’ current stock price is trading at a different number than the implied stock price associated with the exchange ratio. Although there is no way for us to know definitively why VERITAS’ stock is trading at any given price, it is likely that the difference is due, at least in part, to speculation about what might happen between now and the close of the merger that could potentially affect the transaction.

Q: What if Microsoft enters the consumer anti-virus business?

This has been a possibility for many years, and of course it still remains today. But again, context is important. Symantec has many opportunities in its business, just as it has many risks. The same is true for VERITAS. As a combined company, we believe we will become less vulnerable to any big changes in the backup and storage management markets, and Symantec will become less vulnerable to any big changes in the security market. We believe this combination will provide the scope, scale, diversification, and financial resources to more effectively deal with a number of risks that could affect any of our individual product lines or market segments.

Q: Will product marketing become part of marketing again, rather than stay in the business units?

This is one of the many areas that VERITAS and Symantec need to discuss before the transaction closes. At Symantec, product marketing resides within the marketing group, while at VERITAS product marketing is integrated with the product groups. Over the next several weeks, the integration planning team will consider (at least) three models: put product marketing into the marketing organization, put product marketing in the business units, or some mix of each, depending on the current approach within each business unit.

Q: When will we know more about the organization?

Again, this is one of the many issues that VERITAS and Symantec need to clarify before the transaction closes. The integration effort for the combined company is being led by Ed Gillis, who will be assisted by a third party consulting firm that specializes in this type of activity.

Q: Will there be any change to the 2005 budgeting and planning process that is underway?

We will continue to operate as an independent company and will continue to execute against our 2005 plan until the merger is complete. This includes finalizing our 2005 budget and plans.

Q: What is the impact on VERITAS VISION as well as other marketing events and programs?

Other than changes due to our normal course of business, there will not be significant changes to any events that take place between now and the expected close. The integration planning team will need to address the impact on events that take place after close, particularly those that are expected to take place soon after close (like VISION). As you can imagine, Symantec also has a number of planned marketing events and we will need to sort out how to best leverage the investment in these activities to maximize the success of the combined company after closing. Certainly, our ability to attract customers to events will increase given the broad scope of the combined company.

Q: Symantec’s Asia Pacific headquarters is in a different location than VERITAS’ headquarters. Likewise, Symantec’s shared services group is in a different location. They run Lotus Notes and we run Exchange. They have their data center in Oregon while ours is in Sunnyvale. What does all of this mean relative to layoffs?

These issues have not yet been resolved, but will be part of the overall business integration plan. The goal of the integration process is to minimize disruption while we run the combined business. It would be premature to think that these decisions will all be detrimental to VERITAS employees. Rather, the goal will be to make the best decisions for the combined company instead of making decisions based on a bias towards one side or the other.

Q: Will Symantec slow down our investment in services?

Our customers value all aspects of our service offerings – support, education and consulting. Given the importance of these services to our ongoing customer success, we will continue our overall investment model in our services programs and we will look for opportunities to leverage the best service capabilities of both organizations after completion of the merger. Between now and the close of the transaction, our current and 2005 investment plans remain unchanged.

Q: What happens to the current VERITAS stock focal?

The short answer is that the stock focal will proceed, consistent with the manner in which our stock focal has been administered in past years, including only granting traditional stock options. Additional information will be forthcoming from HR soon.

Q: What happens to our stock options, and when?

Stock options (vested and unvested) with an exercise price of $49 or less per share will convert into Symantec stock options at the time the transaction closes based on the exchange ratio for the transaction. For example, 1,000 VERITAS options with an exercise price of $30 per share will be converted into 1,124 Symantec options (1,000 times the exchange ratio of 1.1242) with an exercise price of $26.69 ($30 divided by the exchange ratio of 1.1242). The original terms and conditions for these options remain unchanged after the conversion into Symantec stock options.

Options with an exercise price of more than $49 per share, whether granted under the 1993 Equity Incentive Plan or the 2003 Stock Incentive Plan, will be automatically canceled at the time the transaction closes if they are not exercised prior to the closing. The average exercise price for these options is approximately $93.38 per share, and they represent a significant portion of our current stock option overhang. In order to reduce the overhang and future expense impact of these options, it was determined that the best course of action for the combined company was to not assume these options at the closing. As a result, these options will terminate at the closing if not previously exercised.

Between now and the close of the merger, vested options granted under either plan will continue to be exercisable according to their terms and our standard procedures.

Q: What happens to our benefits programs?

Additional information regarding ESPP, 401K, and other employee benefit programs will become available as the HR and integration planning team works through the mechanics of the integration. Ultimately, the goal will be to continue offering competitive benefit programs to our employees.

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These questions and answers contain forward-looking statements, including forecasts of future financial performance and share prices, benefits of the proposed merger, expectations regarding the post-closing integration of the businesses of Symantec and VERITAS, future competitive challenges and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, achievements, development and sales activities, organizational structures or business or product lines to differ materially from those expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger and the integration of the businesses after the closing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; conditions in the financial markets, the general economy and otherwise that could impact the prices of shares of the companies; whether certain market segments grow as anticipated; and the competitive environment in the software industry and competitive responses to the proposed merger and the impact that changes in such environment could have on the companies’ current expectations regarding post-closing integration, development and sales activities and business and product lines. Actual results and outcomes may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

You are urged to read the joint proxy statement/ prospectus we plan to file with the SEC, which will contain important information about the transaction, including information about Symantec, VERITAS and their directors and executive officers, who may be deemed to be participants in the proxy solicitation for the merger, and a description of their direct and indirect interests in the merger. You can get a copy of this document after it becomes available, along with our and Symantec’s other SEC filings, without charge, on the SEC’s web site (http://www.sec.gov), or by calling either Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523. You can also get information about the participants in the proxy solicitation and a description of their direct and indirect interests in the materials filed with the SEC by Symantec on July 30, 2004 and by VERITAS on July 21, 2004.